Mercedes-Benz Auto Receivables Trust 2018-1
Investor Report
Collection Period Ended   30-Apr-2020

Amounts in USD

Dates

Collection Period No.	22			
Collection Period (from... to)	1-Apr-2020	30-Apr-2020		
Determination Date	13-May-2020			
Record Date	14-May-2020			
Distribution Date	15-May-2020			
Interest Period of the Class A-1 Notes (from... to)	15-Apr-2020	15-May-2020	Actual/360 Days	30
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	15-Apr-2020	15-May-2020	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	300,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2A Notes	389,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2B Notes	125,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	449,000,000.00	419,719,559.18	395,392,491.37	24,327,067.81	54.180552	0.880607
Class A-4 Notes	121,950,000.00	121,950,000.00	121,950,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,384,950,000.00**	**541,669,559.18**	**517,342,491.37**	**24,327,067.81**		
Overcollateralization	35,512,333.05	35,511,558.33	35,511,558.33			
Adjusted Pool Balance	1,420,462,333.05	577,181,117.51	552,854,049.70			
Yield Supplement Overcollateralization Amount	87,929,652.04	32,393,920.32	30,586,285.24			
Pool Balance	**1,508,391,985.09**	**609,575,037.83**	**583,440,334.94**			

	Amount	Percentage
Initial Overcollateralization Amount	35,512,333.05	2.50%
Target Overcollateralization Amount	35,511,558.33	2.50%
Current Overcollateralization Amount	35,511,558.33	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	2.350000%	0.00	0.000000	0.00	0.000000
Class A-2A Notes	2.710000%	0.00	0.000000	0.00	0.000000
Class A-2B Notes	0.904000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	3.030000%	1,059,791.89	2.360338	25,386,859.70	56.540890
Class A-4 Notes	3.150000%	320,118.75	2.625000	320,118.75	2.625000
Total		**$1,379,910.64**		**$25,706,978.45**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	25,505,913.62	(1) Total Servicing Fee	507,979.20
Interest Collections	1,586,814.00	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	183,914.75	(2) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
Recoveries	72,000.42		
Purchase Amounts	0.00	(3) Interest Distributable Amount Class A Notes	1,379,910.64
Advances made by the Servicer	0.00	(4) Priority Principal Distributable Amount	0.00
Investment Earnings	3,558.80	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**27,352,201.59**	(6) Regular Principal Distributable Amount	24,327,067.81
Reserve Fund Draw Amount	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**27,352,201.59**	(8) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (2)]	0.00
		(9) Excess Collections to Certificateholders	1,137,243.94
		Total Distribution	**27,352,201.59**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	507,979.20	507,979.20	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	1,379,910.64	1,379,910.64	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	1,059,791.89	1,059,791.89	0.00
thereof on Class A-4 Notes	320,118.75	320,118.75	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	1,379,910.64	1,379,910.64	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	24,327,067.81	24,327,067.81	0.00
Aggregate Principal Distributable Amount	24,327,067.81	24,327,067.81	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,551,155.83
Reserve Fund Amount - Beginning Balance	3,551,155.83
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	456.07
minus Net Investment Earnings	456.07
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,551,155.83
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	456.07
Net Investment Earnings on the Collection Account	3,102.73
Investment Earnings for the Collection Period	3,558.80

Notice to Investors

In response to the COVID-19 (coronavirus) pandemic, the Servicer is taking steps to offer relief to customers impacted by the crisis. Such relief may take the form of deferrals of payment obligations, estimated not to exceed three months, which will generally result in an extension of the term of the customer's contract by an equivalent number of months. The Servicer will not consider a customer's contract to be delinquent as a result of any such deferral. The Servicer is also temporarily curtailing certain collection activities, including repossessions. Different relief may be offered to customers in affected areas in the future as the COVID-19 situation develops.

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,508,391,985.09	50,953
Pool Balance beginning of Collection Period	609,575,037.83	31,831
Principal Collections	18,408,285.62	
Principal Collections attributable to Full Pay-offs	7,097,628.00	
Principal Purchase Amounts	0.00	
Principal Gross Losses	628,789.27	
Pool Balance end of Collection Period	583,440,334.94	31,253
Pool Factor	38.68%	

	As of Cutoff Date	Current
Weighted Average APR	3.39%	3.47%
Weighted Average Number of Remaining Payments	52.73	30.50
Weighted Average Seasoning (months)	14.04	34.77

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	578,500,562.66	31,071	99.15%
31-60 Days Delinquent	3,105,591.96	118	0.53%
61-90 Days Delinquent	1,230,212.19	43	0.21%
91-120 Days Delinquent	603,968.13	21	0.10%
Total	583,440,334.94	31,253	100.00%

Delinquency Trigger	**2.673%**
60+ Delinquency Loans to EOP Aggregate Securitization Value	0.314%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

	Current		Cumulative	
Losses (1)	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	628,789.27	27	17,234,000.16	608
Principal Net Liquidation Proceeds	183,728.45		5,727,704.52	
Principal Recoveries	68,522.87		5,365,811.80	
Principal Net Loss / (Gain)	376,537.95		6,140,483.84	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	0.757%
Prior Collection Period	0.513 %
Second Prior Collection Period	0.709 %
Third Prior Collection Period	0.323 %
Four Month Average	0.576%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.407%
Average Net Loss / (Gain)	10,099.48

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.